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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Build-A-Bear Workshop, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

120076 10 4

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☑ Rule 13d-1(d)

CUSIP No. 120076 10 4	13G

1.	Name of Reporting Person:
	CP4 Principals, L.L.C.

	IRS Identification Number of Above Person:
	06-1556478

2.	Check the Appropriate Box if a Member of a Group	(a)☐
		(b)☑

3.	SEC Use Only

4.	Citizenship or Place of Organization:
	Delaware

	Number of Shares Beneficially Owned by Each Reporting Person with:
5.	Sole Voting Power	0

6.	Shared Voting Power	1,435,171

7.	Sole Dispositive Power	0

8.	Shared Dispositive Power	1,435,171

9.	Aggregate Amount Beneficially Owned by Each Reporting Person:	1,435,171

10.	Check Box if the Aggregate Amount in Row 9 Excludes Certain Shares	☐

11.	Percent of Class Represented by Amount in Row 9	7.3%

12.	Type of Reporting Person
	OO (Limited Liability Company)

CUSIP No. 120076 10 4	13G

1.	Name of Reporting Person:
	Catterton Managing Partner IV, L.L.C.

	IRS Identification Number of Above Person:
	06-1547977

2.	Check the Appropriate Box if a Member of a Group	(a)☐
		(b)☑

3.	SEC Use Only

4.	Citizenship or Place of Organization:
	Delaware

	Number of Shares Beneficially Owned by Each Reporting Person with:
5.	Sole Voting Power	0

6.	Shared Voting Power	1,435,171

7.	Sole Dispositive Power	0

8.	Shared Dispositive Power	1,435,171

9.	Aggregate Amount Beneficially Owned by Each Reporting Person:	1,435,171

10.	Check Box if the Aggregate Amount in Row 9 Excludes Certain Shares	☐

11.	Percent of Class Represented by Amount in Row 9	7.3%

12.	Type of Reporting Person
	OO (Limited Liability Company)

CUSIP No. 120076 10 4	13G

1.	Name of Reporting Person:
	Catterton Partners IV, L.P.

	IRS Identification Number of Above Person:
	06-1547978

2.	Check the Appropriate Box if a Member of a Group	(a)☐
		(b)☑

3.	SEC Use Only

4.	Citizenship or Place of Organization:
	Delaware

	Number of Shares Beneficially Owned by Each Reporting Person with:
5.	Sole Voting Power	0

6.	Shared Voting Power	638,410

7.	Sole Dispositive Power	0

8.	Shared Dispositive Power	638,410

9.	Aggregate Amount Beneficially Owned by Each Reporting Person:	638,410

10.	Check Box if the Aggregate Amount in Row 9 Excludes Certain Shares	☐

11.	Percent of Class Represented by Amount in Row 9	3.3%

12.	Type of Reporting Person
	PN

CUSIP No. 120076 10 4	13G

1.	Name of Reporting Person:
	Catterton Partners IV-A, L.P.

	IRS Identification Number of Above Person:
	06-1583349

2.	Check the Appropriate Box if a Member of a Group	(a)☐
		(b)☑

3.	SEC Use Only

4.	Citizenship or Place of Organization:
	Delaware

	Number of Shares Beneficially Owned by Each Reporting Person with:
5.	Sole Voting Power	0

6.	Shared Voting Power	223,820

7.	Sole Dispositive Power	0

8.	Shared Dispositive Power	223,820

9.	Aggregate Amount Beneficially Owned by Each Reporting Person:	223,820

10.	Check Box if the Aggregate Amount in Row 9 Excludes Certain Shares	☐

11.	Percent of Class Represented by Amount in Row 9	1.1%

12.	Type of Reporting Person
	PN

CUSIP No. 120076 10 4	13G

1.	Name of Reporting Person:
	Catterton Partners IV-B, L.P.

	IRS Identification Number of Above Person:
	06-1583352

2.	Check the Appropriate Box if a Member of a Group	(a)☐
		(b)☑

3.	SEC Use Only

4.	Citizenship or Place of Organization:
	Delaware

	Number of Shares Beneficially Owned by Each Reporting Person with:
5.	Sole Voting Power	0

6.	Shared Voting Power	15,604

7.	Sole Dispositive Power	0

8.	Shared Dispositive Power	15,604

9.	Aggregate Amount Beneficially Owned by Each Reporting Person:	15,604

10.	Check Box if the Aggregate Amount in Row 9 Excludes Certain Shares	☐

11.	Percent of Class Represented by Amount in Row 9	0.1%

12.	Type of Reporting Person
	PN

CUSIP No. 120076 10 4	13G

1.	Name of Reporting Person:
	Catterton Partners IV Special Purpose, L.P.

	IRS Identification Number of Above Person:
	None.

2.	Check the Appropriate Box if a Member of a Group	(a)☐
		(b)☑

3.	SEC Use Only

4.	Citizenship or Place of Organization:
	Cayman Islands

	Number of Shares Beneficially Owned by Each Reporting Person with:
5.	Sole Voting Power	0

6.	Shared Voting Power	19,142

7.	Sole Dispositive Power	0

8.	Shared Dispositive Power	19,142

9.	Aggregate Amount Beneficially Owned by Each Reporting Person:	19,142

10.	Check Box if the Aggregate Amount in Row 9 Excludes Certain Shares	☐

11.	Percent of Class Represented by Amount in Row 9	0.1%

12.	Type of Reporting Person
	PN

CUSIP No. 120076 10 4	13G

1.	Name of Reporting Person:
	Catterton Partners IV Offshore, L.P.

	IRS Identification Number of Above Person:
	None.

2.	Check the Appropriate Box if a Member of a Group	(a)☐
		(b)☑

3.	SEC Use Only

4.	Citizenship or Place of Organization:
	Cayman Islands

	Number of Shares Beneficially Owned by Each Reporting Person with:
5.	Sole Voting Power	0

6.	Shared Voting Power	538,195

7.	Sole Dispositive Power	0

8.	Shared Dispositive Power	538,195

9.	Aggregate Amount Beneficially Owned by Each Reporting Person:	538,195

10.	Check Box if the Aggregate Amount in Row 9 Excludes Certain Shares	☐

11.	Percent of Class Represented by Amount in Row 9	2.8%

12.	Type of Reporting Person
	PN

SCHEDULE 13G

Item 1(a).	Name of Issuer:
Build-A-Bear Workshop, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:
1954 Innerbelt Business Centre Drive
St. Louis, MO 63114

Item 2(a).	Name of Person Filing:
CP4 Principals, L.L.C.
Catterton Managing Partner IV, L.L.C.
Catterton Partners IV, L.P.
Catterton Partners IV-A, L.P.
Catterton Partners IV-B, L.P.
Catterton Partners IV Special Purpose, L.P.
Catterton Partners IV Offshore, L.P.

Item 2(b).	Address of Principal Business Office:
c/o Catterton Partners
7 Greenwich Office Park, Suite 200
599 West Putnam Avenue
Greenwich, CT 06830

Item 2(c).	Citizenship:
CP4 Principals, L.L.C.—Delaware
Catterton Managing Partner IV, L.L.C.—Delaware
Catterton Partners IV, L.P.—Delaware
Catterton Partners IV-A, L.P.—Delaware
Catterton Partners IV-B, L.P.—Delaware
Catterton Partners IV Special Purpose, L.P.—Cayman Islands
Catterton Partners IV Offshore, L.P.—Cayman Islands

Item 2(d).	Title of Class of Securities
Common Stock, Par Value $0.01 Per Share

Item 2(e).	CUSIP Number
120076 10 4

Item 3.	Not applicable.

[Remainder of this page has been left intentionally blank.]

Item 4. Ownership

			Sole power	Shared power	Sole power to	Shared power to
	Amount		to vote	to vote or	dispose or to	dispose or to
	beneficially	Percent	or direct	to direct	direct the	direct the
Reporting Person	owned:	of class:	the vote:	the vote:	disposition of:	disposition of:
CP4 Principals, L.L.C.	1,435,171	7.3%	0	1,435,171	0	1,435,171
Catterton Managing Partner IV, L.L.C.	1,435,171	7.3%	0	1,435,171	0	1,435,171
Catterton Partners IV, L.P.	638,410	3.3%	0	638,410	0	638,410
Catterton Partners IV-A, L.P.	223,820	1.1%	0	223,820	0	223,820
Catterton Partners IV-B, L.P.	15,604	0.1%	0	15,604	0	15,604
Catterton Partners IV Special Purpose, L.P.	19,142	0.1%	0	19,142	0	19,142
Catterton Partners IV Offshore, L.P.	538,195	2.8%	0	538,195	0	538,195

     The record holders of common stock, par value $0.01, of Build-A-Bear Workshop, Inc. (the “Common Stock”) are as follows: (1) Catterton Partners IV, L.P. is the record holder of 638,410 shares, (2) Catterton Partners IV-A, L.P. is the record holder of 223,820 shares, (3) Catterton Partners IV-B, L.P. is the record holder 15,604 shares, (4) Catterton Partners IV Special Purpose, L.P. is the record holder of 19,142 shares, and (5) Catterton Partners IV Offshore, L.P. is the record holder of 538,195 shares.

     CP4 Principals, L.L.C. is the managing member of Catterton Managing Partner IV, L.L.C. Catterton Managing Partner IV, L.L.C. is (i) the general partner of Catterton Partners IV, L.P., Catterton Partners IV-A, L.P. and Catterton Partners IV-B, L.P. and (ii) the managing general partner of Catterton Partners IV Special Purpose, L.P. and Catterton Partners IV Offshore, L.P. Accordingly, CP4 Principals, L.L.C. and Catterton Managing Partner IV, L.L.C. each may be deemed to be a beneficial owner of the shares of common stock owned of record by each of Catterton Partners IV, L.P., Catterton Partners IV-A, L.P., Catterton Partners IV-B, L.P., Catterton Partners IV Special Purpose, L.P. and Catterton Partners IV Offshore, L.P.

     J. Michael Chu, Craig H. Sakin and Frank M. Vest, Jr. are the members of the managing board of CP4 Principals, L.L.C. and each individual may be deemed to share beneficial ownership of the shares shown as beneficially owned by such entity. Such individuals disclaim such beneficial ownership.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement has been filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6:	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable.

Item 7:	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company
Not applicable.

Item 8:	Identification and Classification of Members of the Group.
Not applicable.

Item 9:	Notice of Dissolution of Group
Not applicable.

Item 10:	Certification
Not applicable.

Signature Page 1 of 2

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2005

CP4 PRINCIPALS, L.L.C.

By: /s/ Frank M. Vest, Jr.
Name: Frank M. Vest, Jr.
Title: Authorized Person

CATTERTON MANAGING PARTNER IV, L.L.C.
By: CP4 Principals, L.L.C., its Managing Member

By: /s/ Frank M. Vest, Jr.
Name: Frank M. Vest, Jr.
Title: Authorized Person

CATTERTON PARTNERS IV, L.P.
By: Catterton Managing Partner IV, L.L.C., its General
     Partner
By: CP4 Principals, L.L.C., its Managing Member

By: /s/ Frank M. Vest, Jr.
Name: Frank M. Vest, Jr.
Title: Authorized Person

CATTERTON PARTNERS IV-A, L.P.

By: Catterton Managing Partner IV, L.L.C., its General
     Partner
By: CP4 Principals, L.L.C., its Managing Member

By: /s/ Frank M. Vest, Jr.
Name: Frank M. Vest, Jr.
Title: Authorized Person

Signature Page 2 of 2

CATTERTON PARTNERS IV-B, L.P.

By: Catterton Managing Partner IV, L.L.C., its General
       Partner
By: CP4 Principals, L.L.C., its Managing Member

By: /s/ Frank M. Vest, Jr.
Name: Frank M. Vest, Jr.
Title: Authorized Person

CATTERTON PARTNERS IV SPECIAL PURPOSE, L.P.
By: Catterton Managing Partner IV, L.L.C., its Managing
       General Partner
By: CP4 Principals, L.L.C., its Managing Member

By: /s/ Frank M. Vest, Jr.
Name: Frank M. Vest, Jr.
Title: Authorized Person

CATTERTON PARTNERS IV OFFSHORE, L.P.
By: Catterton Managing Partner IV, L.L.C., its Managing
       General Partner
By: CP4 Principals, L.L.C., its Managing Member

By: /s/ Frank M. Vest, Jr.
Name: Frank M. Vest, Jr.
Title: Authorized Person

LIST OF EXHIBITS

Exhibit No.	Description
A	Joint Filing Agreement

EXHIBIT A: Joint Filing Agreement

     In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13G referred to below) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, par value $0.01 per share, of Build-A-Bear Workshop, Inc., a Delaware company, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

[Remainder of this page has been left intentionally blank.]

Signature Page 1 of 2

     IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of the 14th day of February, 2005.

CP4 PRINCIPALS, L.L.C.

By: /s/ Frank M. Vest, Jr.
Name: Frank M. Vest, Jr.
Title: Authorized Person

CATTERTON MANAGING PARTNER IV, L.L.C.
By: CP4 Principals, L.L.C., its Managing Member

By: /s/ Frank M. Vest, Jr.
Name: Frank M. Vest, Jr.
Title: Authorized Person

CATTERTON PARTNERS IV, L.P.
By: Catterton Managing Partner IV, L.L.C., its General
       Partner
By: CP4 Principals, L.L.C., its Managing Member

By: /s/ Frank M. Vest, Jr.
Name: Frank M. Vest, Jr.
Title: Authorized Person

CATTERTON PARTNERS IV-A, L.P.
By: Catterton Managing Partner IV, L.L.C., its General
       Partner
By: CP4 Principals, L.L.C., its Managing Member

By: /s/ Frank M. Vest, Jr.
Name: Frank M. Vest, Jr.
Title: Authorized Person

Signature Page 2 of 2

CATTERTON PARTNERS IV-B, L.P.

By: Catterton Managing Partner IV, L.L.C., its General
       Partner
By: CP4 Principals, L.L.C., its Managing Member

By: /s/ Frank M. Vest, Jr.
Name: Frank M. Vest, Jr.
Title: Authorized Person

CATTERTON PARTNERS IV SPECIAL PURPOSE, L.P.
By: Catterton Managing Partner IV, L.L.C., its Managing
       General Partner
By: CP4 Principals, L.L.C., its Managing Member

By: /s/ Frank M. Vest, Jr.
Name: Frank M. Vest, Jr.
Title: Authorized Person

CATTERTON PARTNERS IV OFFSHORE, L.P.
By: Catterton Managing Partner IV, L.L.C., its Managing
       General Partner
By: CP4 Principals, L.L.C., its Managing Member

By: /s/ Frank M. Vest, Jr.
Name: Frank M. Vest, Jr.
Title: Authorized Person